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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27617

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/09____ AND ENDING____12/31/09____
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Auto Club Funds, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

 1 Auto Club Drive_____
                                (No. and Street)

 Dearborn_____MI_____48126_____
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
 Margaret A. Scheske   (313) 336-9002
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

 Ernst & Young, LLP_____
                    (Name – if individual, state last, first, middle name)

 One Kennedy Square, 777 Woodward Ave., Suite 1000, Detroit, MI 48226_____
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

        ☒ Certified Public Accountant
        ☐ Public Accountant
        ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

A/1

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OATH OR AFFIRMATION

I, ___Margaret A. Scheske_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Auto Club Funds, Inc._____, as of ___December 31_____, 20 09___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Margaret A Scheske
Signature

__VP & Chief Accounting Officer__
Title

Camille L. Reid
Notary Public

CAMILLE I. REID
NOTARY PUBLIC, STATE OF MI
COUNTY OF WASHTENAW
MY COMMISSION EXPIRES Oct 12, 2012
ACTING IN COUNTY OF Wayne

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition/Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Securities and Exchange Commission

Washington, D.C.

Annual Audited Report

Dated--December 31, 2009

Auto Club Funds, Inc.
(Name of Respondent)

1 Auto Club Drive, Dearborn, Michigan 48126
(Address of principal executive office)

Gary S. Dick
Secretary & Treasurer
Auto Club Funds, Inc.
1 Auto Club Drive
Dearborn, Michigan 48126
(Name and address of person authorized to receive notices and
communications from the Securities and Exchange Commission)

Auto Club Funds, Inc.
Financial Statements
Schedules and Supplementary Information

December 31, 2009

Contents

Report of Independent Registered Public Accounting Firm 1

Audited Financial Statements

Statement of Financial Condition 2
Statement of Loss 3
Statement of Cash Flows 4
Statement of Changes in Stockholder's Equity 5
Notes to Financial Statements 6

Supplemental Schedules

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities
and Exchange Commission 10
Schedule II – Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission 11
Schedule III – Information Relating to the Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission 12
Schedule IV – Schedule of Segregation Requirements and Funds in Segregation
for Customers' Regulated Commodity Futures and Option Accounts 13

Supplementary Information

Supplementary Report of Independent Registered Public Accounting Firm
on Internal Control Required by SEC Rule 17a-5(g)(1) 14



Ernst & Young LLP
One Kennedy Square
Suite 1000
777 Woodward Avenue
Detroit, Michigan 48226-5495

Tel: 313 628 7100

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Auto Club Funds, Inc.

We have audited the accompanying statement of financial condition of Auto Club Funds, Inc. (the Company) as of December 31, 2009, and the related statements of loss, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Auto Club Funds, Inc. at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 19, 2010

-1-

A member firm of Ernst & Young Global Limited

Auto Club Funds, Inc.
Statement of Financial Condition

December 31, 2009

Assets

Cash and cash equivalents	$	71,051
Security owned, at fair value		59,460
Accounts receivable and accrued investment income		1,331
Total Assets	$	131,842

Liabilities and Stockholder's Equity

Liabilities

Payable to affiliate	$	25,906

Stockholder's equity

Common stock, par value $1 per share, 100,000 shares authorized, issued and outstanding		100,000
Additional paid-in capital		150,000
Accumulated deficit		(144,064)
Total stockholder's equity		105,936
Total Liabilities and Stockholder's Equity	$	131,842

Auto Club Funds, Inc.
Statement of Loss

Year Ended December 31, 2009

Revenues		
Commissions	$	72,241
Interest, net of investment expenses		26
Unrealized loss on security		(14,670)
		57,597
Expenses		
Management fees		197,834
Net Loss	$	(140,237)

Auto Club Funds, Inc.
Statement of Cash Flows

Year Ended December 31, 2009

Cash Flows from Operating Activities

Net loss	$ (140,237)
Adjustments to reconcile net loss to net cash used in operating activities	
Changes in operating assets and liabilities	
Securities owned, net	14,670
Accounts receivable and accrued investment income	1,024
Payable to affiliate	3,300
Net Cash Used in Operating Activities	(121,243)
Cash and cash equivalents at January 1, 2009	192,294
Cash and cash equivalents at December 31, 2009	$ 71,051

Auto Club Funds, Inc.
Statement of Changes in Stockholder's Equity

Year Ended December 31, 2009

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2009	$ 100,000	$ 150,000	$ (3,827)	$ 246,173
Net loss			(140,237)	(140,237)
Balance at December 31, 2009	$ 100,000	$ 150,000	$ (144,064)	$ 105,936

Note A--Organization

Auto Club Funds, Inc. (Funds) is registered as a broker-dealer under the Securities Exchange Act of 1934. Funds' transactions as a broker-dealer are limited to the sale of redeemable securities of registered investment companies and variable annuity contracts in the State of Michigan. Funds is subject to regulation, examination and supervision by the Financial Industry Regulatory Authority (FINRA).

Funds is a wholly owned subsidiary of Auto Club Insurance Association (the parent company), a reciprocal insurance exchange.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future, as more information becomes known which could impact the amounts reported and disclosed herein.

Note B--Significant Accounting Policies

Cash and Cash Equivalents

Cash equivalents are stated at fair value (approximating cost) and are highly liquid.

Commissions

Commission income is reflected as revenue as the underlying securities transactions occur.

Related-Party Transactions

Funds operates under a management services agreement with Auto Club Services, Inc. (ACS), a wholly owned subsidiary of The Auto Club Group (ACG). ACG is affiliated with the parent company. ACS provides management services to Funds, the parent company and other affiliated organizations. ACS receives a management fee equal to the cost of the services it provides.

ACS is also the investment manager for Funds. All assets not designated to an external manager are managed under this agreement. For the services provided, Funds paid an investment management fee of 0.05% of the prior month's ending market value of the portfolio under management. Under this arrangement, Funds incurred investment management expenses of $91.

Auto Club Funds, Inc.
Notes to Financial Statements

Security Owned

At December 31, 2009, Funds owns one security, NASDAQ common stock, with a cost of $52,680, unrealized gains of $6,780 and a fair value of $59,460. Securities are recorded at fair value in accordance with Fair Value Measurements guidance (see Note C).

Realized gains and losses are determined using the specific identification method. Realized and unrealized gains and losses are recorded on the Statement of Loss.

Adopted Financial Accounting Standards

On December 30, 2008, the Financial Accounting Standards Board (FASB) issued guidance that deferred the effective date for certain nonpublic enterprises to adopt the new accounting requirements for the uncertainty of income taxes until fiscal years beginning after December 15, 2008. The new income tax provisions provide guidance for recognizing and measuring the financial statement impact of tax positions taken or expected to be taken in a tax return and also provides guidance related to disclosure requirements. Funds adopted the provisions of the new guidance as of January 1, 2009. There was no impact on Funds' financial condition or results of operations from implementing the new guidance.

Subsequent Events

Funds evaluated subsequent events through February 19, 2010, the date which the financial statements were available to be issued.

Note C--Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

> Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

(Continued)

Auto Club Funds, Inc.
Notes to Financial Statements

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

- quoted prices for similar assets and liabilities in active markets
- quoted prices for identical or similar assets or liabilities in markets that are not active
- observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)
- inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety. At December 31, 2009, Funds owns a Level 1 investment in NASDAQ common stock with a fair value of $59,460. The fair value of this security is based on quoted active market prices for identical assets. Funds also owns a Level 2 investment in Northern Institutional Funds Government Portfolio with a fair value of $54,947. It is a bank-administered trust fund that holds cash instruments that are government-backed with $1 net asset value. The units can be exchanged on a daily basis. Funds does not own any Level 3 assets or liabilities.

Note D--Income Taxes

Funds is included within the parent company's consolidated federal income tax return along with the following affiliated companies: the parent company, Auto Club Group Insurance Company, MemberSelect Insurance Company, Auto Club Property-Casualty Insurance Company, MEEMIC Insurance Company, Auto Club Trust, FSB, Auto Club Group Insurance Agency, LLC, and MEEMIC Insurance Services Corporation. Income taxes are computed based on Funds' separate taxable income using the parent company's consolidated tax rate for federal income tax and the statutory tax rate for state income tax. Taxable income differs from book income for items that are treated differently in the tax return and financial statements. Differences relate primarily to the timing of unrealized gains on securities and the use of operating losses. At December 31, 2009, Funds has net operating loss carryforwards of $237,453, which will begin to expire in 2025. In the consolidated return, Funds' net operating loss is used to offset the parent company's taxable income.

(Continued)

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of Funds' deferred tax asset and liability at December 31, 2009 are as follows:

Deferred tax assets		
Net operating loss carryforward	$	83,109
State income tax		5,200
Total deferred tax assets		88,309
Deferred tax liability		
Unrealized gains on security		(2,373)
Net deferred tax asset		85,936
Less: valuation allowance for deferred tax asset		(85,936)
Deferred tax asset, net of valuation allowance	$	-

Funds recorded a valuation allowance of $85,936 at December 31, 2009 to recognize the uncertainty of realizing the net deferred tax asset.

A reconciliation of the federal income tax provision as of December 31, 2009 and the amount computed by applying the statutory federal income tax rate to loss before federal income tax benefit is as follows:

Tax benefit at U.S. statutory rate	$	(49,083)
Change in valuation allowance		54,236
State income tax benefit, net of federal income tax		(5,200)
Other, net		47
	$	-

Note E--Net Capital Requirements

Funds is required to maintain the greater of 6-2/3% of aggregate indebtedness or $5,000 as minimum net capital as defined under Rule 15c3-1 of the Securities Exchange Act of 1934. The minimum net capital requirement at December 31, 2009 is $5,000.

(Continued)

Auto Club Funds, Inc.
Schedule I – Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2009

Computation of Net Capital

Total stockholder's equity from Statement of Financial Condition	$	105,936
Deductions:		
Non-allowable assets		
Commissions receivable (12b-1 fees)		850
Net capital before haircut on securities		105,086
Haircut on securities		
Common stock		8,919
Bank administered trust		1,099
Undue concentration		7,343
Total haircuts on securities		17,361
Net Capital	$	87,725
Total aggregate indebtedness from Statement of Financial Condition	$	25,906

Computation of Basic Net Capital Requirements

Net capital requirement (the greater of 6-2/3% of aggregate indebtedness or $5,000)	$	5,000
Excess net capital	$	82,725
Percent of aggregate indebtedness to net capital		29.53%
Percent of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		N/A

There were no material differences between the Computation of Net Capital under Rule 15c3-1 included in this report and the computations included in Funds' corresponding unaudited Form x-17a-5 Part IIA filing as of December 31, 2009.

Auto Club Funds, Inc.
Schedule II – Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2009

Funds is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k) (1) thereof.

Auto Club Funds, Inc.
Schedule III – Information Relating to the Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2009

Funds is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k) (1) thereof.

Auto Club Funds, Inc.
Schedule IV – Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Option Accounts

December 31, 2009

Funds does not carry securities accounts for customers or perform custodial functions relating to customer securities.

≡" ERNST & YOUNG

Ernst & Young LLP
One Kennedy Square
Suite 1000
777 Woodward Avenue
Detroit, Michigan 48226-5495

Tel: 313 628 7100

Supplementary Report of Independent Registered Public Accounting Firm
on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors and Stockholder
Auto Club Funds, Inc.

In planning and performing our audit of the financial statements of Auto Club Funds, Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A member firm of Ernst & Young Global Limited

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 19, 2010

Ernst & Young LLP

A member firm of Ernst & Young Global Limited